Exhibit 99.3

Eco Wave Power Presents Significant Operational Progress as It Heads towards its First Commercial Scale Project and Reports First Half 2023 Financial Results

Stockholm, Sweden, September 27, 2023 – Eco Wave Power Global AB (publ) (“Eco Wave Power” or the “Company”) (Nasdaq: WAVE), a leading, publicly traded onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity, is pleased to report its financial results as of and for the six months ended June 30, 2023 and provide a corporate update.

Management Commentary

Eco Wave Power continues to execute its dual-fold strategy: increasing our business presence and promoting wave energy as a vital source of renewable energy.

During the second quarter of 2023, we achieved several key milestones:

●	In Israel, we successfully connected Jaffa Port – EWP EDF One Project- to the Israel national electrical grid.

●	In the Port of Los Angeles, we are currently at the advanced licensing stage. Additionally, we have employed a local engineering firm to examine the integrity of the jetty and assist with planning of the connection of our floaters to the jetty. At the same time, it should also be noted that the California State legislature unanimously passed California Senate Bill 605 (“SB 605”). This legislative initiative directs the California Energy Commission to evaluate the feasibility, costs, and benefits of using wave energy and tidal energy along California’s 840-mile coastline. The bill, introduced by Senator Steve Padilla (D-Chula Vista), now heads to Governor Gavin Newsom’s desk for his consideration. This law is expected to assist our project’s progress and advance other potential projects in the U.S.

●	In Portugal, we have received the last approval necessary for the commencement of the works of our first megawatt (MW) in the city of Porto (TURH license). Eco Wave Power is currently setting up the execution bond for the project, in order to officially receive the final license. The next steps will include finalizing detailed construction plans for the first 1 MW power plant, obtaining approval from relevant entities for the detailed construction plans, and then commencing actual construction, which is expected to take up to 24 months. This is expected to be Eco Wave Power’s first MW scale project, which will position Eco Wave Power as a leading wave energy developer and serve as a significant milestone towards the commercialization of wave energy globally.

●	With respect to new potential projects, we recently announced the signing of a Memorandum of Understanding (MoU) with Lian Tat Company to introduce wave energy to Taiwan and engaged in discussions with the management of the Port of Heraklion in Greece regarding the planning of a 2 MW Wave Energy Project. In parallel, we have successfully performed feasibility studies for a potential project in Morocco and a first of its kind feasibility study for a potential project on a drilling platform offshore.

“In 2023, Eco Wave Power continues to prove that with the right technology, the right governmental support, and the right strategic partnerships - wave energy is possible!

Here at Eco Wave Power, we are proving that we do not need sky-high deployment budgets and we do not need extremely lengthy deployment times. Wave energy, especially onshore wave energy technology, can be simple, cost-effective and promptly implemented.

With the deployment of our second grid connected project in Israel, and a near future deployment of our first project in the Port of Los Angeles, U.S. we are striding with confidence towards our first commercial scale project in the city of Porto, in Portugal.

We still have work to do, as there are not a lot of wave energy developers that have deployed their technology in real-conditions, and therefore most of the information has to be learned, developed and validated by our own teams, but with all the progress that we have made so far, I really feel comfortable and pleased with the direction of the wave energy sector, and especially the direction of Eco Wave Power.

We are also looking forward to the approval of our Share Repurchase Program by SFSA, as we believe that our share buyback program will allow our leadership to have a greater scope to act and the opportunity to improve the Company’s capital structure, driving greater shareholder value and improving the investment value of our company,” Commented Inna Braverman, Founder and Chief Executive Officer of the Company.

Operations

Israel

●	Eco Wave Power is Officially Connected to Israeli Electrical Grid: The EWP EDF One Station Supplies First Wave Energy to Country’s Power Supply (August 15, 2023)

Eco Wave Power has announced that its station at the port of Jaffa in Tel Aviv, EWP-EDF One, has officially been connected to Israel’s national electric grid, making it the first wave energy project to deliver electricity to the country’s power supply. Earlier this year, Eco Wave Power entered Israel’s first wave energy Power Purchase Agreement with the National Electric Company. Additionally, the Israeli Energy Ministry, which has recognized Eco Wave Power’s technology as “pioneering technology,” released its final grant funding for the EWP-EDF One wave energy power station in the Port of Jaffa, indicating the official completion of the construction of the project. The EWP-EDF One wave energy system is comprised of ten floaters along the Port of Jaffa’s pre-existing breakwater. Each of the floaters is directly connected to Eco Wave Power’s land-based energy conversion unit, allowing easy access for operational maintenance and upgrades. The power station has an installed capacity of 100 kilowatt (KW), which is enough energy to power up to 100 homes at peak efficiency. These land-based conversion units and usage of pre-existing structures display Eco Wave Power’s commitment to sustainably build clean energy at nearly any location. In addition to providing clean energy, EWP-EDF One power station will also be a public education center, as Eco Wave Power recently announced that it has received the GREENinMED grant from the European Union, as an aid for funding the creation and installation of unique educational experiences at the Jaffa Port, Israel.

●	Eco Wave Power Receives Grant from the European Union for Its New Wave Energy Power Station in Jaffa Port, Israel (July 13, 2023)

Eco Wave Power announced the approval of the GREENinMED grant, provided by the European Union, under the ENI CBC Mediterranean Se Basin Programme. The GREENinMED grant is promoted and managed by a consortium of parties from Spain, France, and Israel. The Kinneret Academic College selected Eco Wave Power’s project to receive the grant. This was done with the goal of adding educational and knowledge-sharing features for Eco Wave Power’s energy power station, promoting and facilitating the adaptation of technologies and equipment that will create new eco-innovative products for Israel’s tourism industry. Eco Wave Power will use this funding towards the creation and installation of a knowledge-sharing experience for the local population, and tourists, making the EDF-EWP One wave energy power station a unique tourist attraction, and introducing Eco Wave Power as an example of Israeli innovation. The grant marks a collaborative milestone between Eco Wave Power and various European Union (EU) funding programs and reinforces Eco Wave Power’s long-standing focus on the European market. This grant marks another milestone in the long-term productive collaboration between Eco Wave Power and various EU funding programs, and also reinforces Eco Wave Power’s long-standing focus on the European market. The Company’s historic station in Gibraltar was co-funded by the European Regional Development Fund, and Eco Wave Power also received a grant from the Horizon2020 phase A- EU funding program. Eco Wave Power is currently taking part in the Iliad consortium, which was awarded 17 million Euro by the EU.

Taiwan

●	Eco Wave Power and Lian Tat Company Sign MoU to Bring Wave Energy to Taiwan (June 22, 2023)

Eco Wave Power Global Ab (publ) signed an MOU with a prominent maritime engineering company, Lian Tat Company (“LTC”) to bring its wave energy technology to Taiwan. The terms of the agreement state that Eco Wave Power and Lian Tat Company will establish a Joint Venture company to develop wave energy projects in Taiwan. LTC will be responsible for acquiring permits, land use consents, and any licensing and approvals required to complete the installation of the wave energy project. Moreover, LTC will be accountable for funding the joint venture, and the project during the pilot phase, and managing the construction, operation, and maintenance of the project in Taiwan. Eco Wave Power will provide wave energy conversion technology, aid in the research and evaluation of the project’s feasibility, supply power generation equipment and knowledge, and execute troubleshooting. The project will begin with a 100 kW pilot and then expand in stages until a total installed capacity of 20 MW is reached within the first stage of developing the wave energy power station. In conjunction with producing 20 MW of clean energy, the project is expected to create several economic benefits.

Greece

●	Eco Wave Power Enters an Agreement with Rogan Associates S.A. to Bring the EWP Technology to Greece and Conducts an Official Site Visit with Rogan Associates at Greece’s Port of Heraklion to Discuss the Next Steps for the Planning of the 2MW Wave Energy Project (July 20, 2023)

In April 2023, Eco Wave Power entered an agreement with Rogan Associates S.A. to bring Eco Wave Power’s energy technology design to Greece. In this collaboration, Rogan Associates S.A. will reinforce the existing breakwater and plan the potential extension of the breakwater, while Eco Wave Power will complete the wave energy production analysis and custom design the wave energy technology to retrofit the existing breakwater at the port. Meetings were held with the managing director of Heraklion Port Authority, Mr. Minas Papadakis, and other port representatives, to receive updates regarding the goals achieved thus far in planning the project. The next steps of the project are to conduct further analysis of the site, focusing on civil engineering and pricing for installation. The work conducted by the parties is funded by a grant from the European Union Climate, Infrastructure, and Environment Executive Agency. The grant is an additional proof to the a long-term productive collaboration between Eco Wave Power and different EU funding programs. During July 2023, the CEO of Eco Wave Power, Inna Braverman, and representatives from Rogan Associates S.A. traveled to Crete, Greece for an official site visit of the Heraklion breakwater as it is being examined for a potential 2 MW wave energy power station.

California Legislation

●	Assembly Committee Passes Wave and Tidal Renewable Energy Bill (September 20, 2023)

Earlier this month, California State Senate unanimously passing California Senate Bill 605 (“SB 605”), a legislative initiative that directs the California Energy Commission to evaluate the feasibility, costs, and benefits of using wave energy and tidal energy across California’s 840-mile coastline. The bill, introduced by Senator Steve Padilla, now heads to Governor Gavin Newsom’s desk for his consideration.

Per the amended bill, the California Energy Commission (the “Energy Commission”) will work with various state agencies, including the California Coastal Commission, the Ocean Protection Council, and other stakeholders to identify suitable locations for wave energy and tidal energy projects in both state and federal waters. This bill aims to lead California to develop a new source of clean, renewable energy to aid the state in meeting its carbon-free targets, while bolstering its electric grid. SB 605 instructs the California Energy Commission to work with the relevant state agencies to analyze the feasibility and potential for wave and tidal energy development in California and sets deadlines for findings to be reported to the California Legislature and Governor. The SB 605 also requires the Energy Commission to consider wave and tidal energy projects that “assess the technological feasibility and provide research and demonstration of the technology” in the investment planning process for the Electric Investment Charge program. This program is a California Energy Commission program that “invests in scientific and technological research to accelerate the transformation of the electricity sector to meet the state’s energy and climate goals.” This legislation is sponsored by AltaSea at the Port of Los Angeles. This is a 35-acre ocean technology campus that houses Eco Wave Power’s first energy power station in North America. This pilot project is believed to be the first onshore wave energy station built in the United States. California has established 2045 as its deadline to achieve a carbon-free energy grid. The National Renewable Energy Laboratory found that the energy potential in California is 140 TWh/year, which is the equivalent to the power needs of 13 million homes or 69% of California’s 2019 net electricity generation. SB 605 specifies that if developed and deployed at scale, wave and tidal energy have the potential to provide economic and environmental benefits to the state and the nation.

Capital Markets

●	Eco Wave Power Announces Plans for Share Repurchase Program (June 29, 2023)

Eco Wave Power announced its intention to set up a share repurchase program to repurchase American Depositary Shares, corresponding to up to 10 percent of the total number of shares in the Company, which is the maximum amount permitted by the Swedish law. All share repurchase programs are subject to necessary permits being obtained from the Swedish Financial Supervisory Authority (SFSA), in accordance with chapter 19 of the Swedish Companies Act. The permit is limited in time and conditional on the SFSA’s assessment of the Nasdaq Capital Market as an equivalent of a regulated market as defined in the Swedish Securities Market Act. Repurchases will be made in accordance with the Swedish Companies Act and applicable U.S. securities laws and regulations under the U.S. Securities Exchange Act of 1934, as amended. The Company’s management will determine the timing, amount, and manner of a repurchase subject to an evaluation of business, market, and economic conditions, corporate and regulatory requirements, and other considerations.

First Half 2023 Financial Overview

●	For the six months ended June 30, 2023, revenues were zero compared to $26,000 in the same period last year. The decrease is due to the fact that we were in the midst of certain studies and did not yet recognize the payments as income.

●	Operating expenses were $1.4 million, down by 35% from the same period last year.

●	Research and development (R&D) expenses were $323,000 compared to $635,000 in the same period last year. Research and development costs decreased mainly due to a one off non-recurring loss of $278,000 pertaining to a disposal of the floater mechanisms of the Gibraltar wave energy array in 2022, due to the relocation of the Gibraltar conversion unit to the Port of Los Angeles. Although our R&D expenses have significantly decreased during the last 6 months period, we expect that our research and development expenses to materially increase due to the finalization of the EWP-EDF One project, the planned implementation of our first U.S. project in the Port of Los Angeles, and the implementation of our first commercial scale project in Portugal.

●	Sales and marketing expenses were $193,000 compared to $300,000 in the same period last year. This decrease was primarily attributable to a $51 thousand decrease in sales and marketing activities in the first half of 2023. Although our expenses have significantly decreased during the first 6 months period, we expect that our sales and marketing expenses will materially increase as we add more projects to our project pipeline, which will result in the need for marketing in new areas of operation.

●	General and administrative expenses were $854,000 compared to $1,186,000 in the same period last year. This decrease was primarily attributable to a $175 thousand decrease in D&O insurance premium, $51 thousand decrease in payroll and related expenses and a $30 thousand decrease in legal expenses. Although our general and administrative expenses have significantly decreased during the first 6 months period, we expect that our general and administrative expenses will materially increase as we grow our operations, specifically in terms of employee headcount, professional support and legal costs due to the finalization of the EWP-EDF One project, the planned implementation of our first U.S. project in the Port of Los Angeles, and the implementation of our first commercial scale project in Portugal.

●	Other income of $9,000 was generated mainly from management fees in a joint venture.

●	Share of net loss of a joint venture accounted for using the equity method for the six months ended June 30, 2023 was $10,000.

●	Operating loss was $1.4 million compared to $2.1 million in the same period last year.

●	Net financial income was $512,000, compared to $681,000 in the same period last year.

●	Net loss was $859,000, or $0.02 per basic and diluted share, compared to a net loss of $1,431,000, or $0.03 per basic and diluted share in the same period last year.

●	The Company ended the period with $4 million in cash and cash equivalents and $5.2 million in short term bank deposits, compared to $5.3 million and $5 million, respectively, as of December 31, 2022.

About Eco Wave Power Global AB (publ)

Eco Wave Power is a leading onshore wave energy technology company that developed a patented, smart and cost-efficient technology for turning ocean and sea waves into green electricity. Eco Wave Power’s mission is to assist in the fight against climate change by enabling commercial power production from the ocean and sea waves.

The Company completed construction of its grid connected project in Israel, with co-investment from the Israeli Energy Ministry, which recognized the Eco Wave Power technology as “Pioneering Technology.” The EWP-EDF One station project marks the first grid-connected wave energy system in Israeli history.

Eco Wave Power will soon commence the installation of its newest pilot in AltaSea’s premises in the Port of Los Angeles and its first MW scale wave energy power station in Portugal, Europe.

The Company also holds concession agreements for commercial installations in Europe and has a total projects pipeline of 404.7 MW.

Eco Wave Power received funding from the European Union Regional Development Fund, Innovate UK and the European Commission’s Horizon 2020 framework program. The Company has also received the “Global Climate Action Award” from the United Nations.

Eco Wave Power’s American Depositary Shares (WAVE) are traded on the Nasdaq Capital Market.

Read more about Eco Wave Power at www.ecowavepower.com. Information on, or accessible through, the websites mentioned above does not form part of this press release.

For more information, please contact:

Inna Braverman, CEO

Inna@ecowavepower.com

+97235094017

For media inquiries, please contact:

Jacob Scott, Vectis Strategies

+1.412.445.7719

jscott@vectisstrategies.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995 and other Federal securities laws. For example, the Company is using forward-looking statements in this press release when it discusses that SB 605 is expected to assist its project’s progress and advance other potential projects in the U.S, the next steps in the Portugal project and the expected timing thereof, potential project in Morocco, SFSA’s approval of the share repurchase program, that the LTC project is expected to create several economic benefits, its expectation that its research and development, sales and marketing and general and administrative expenses to materially increase . Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “goal,” “seek,” “believe,” “project,” “estimate,” “expect,” “strategy,” “future,” “likely,” “may,” “should,” “will”, or variations of such words, and similar references to future periods. These forward-looking statements and their implications are neither historical facts nor assurances of future performance and are based on the current expectations of the management of Eco Wave Power and are subject to a number of factors, uncertainties and changes in circumstances that are difficult to predict and may be outside of Eco Wave Power’s control that could cause actual results to differ materially from those described in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Except as otherwise required by law, Eco Wave Power undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting Eco Wave Power is contained under the heading “Risk Factors” in Eco Wave Power’s Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 27, 2023, which is available on the on the SEC’s website, www.sec.gov, and other documents filed or furnished to the SEC. Any forward-looking statement made in this press release speaks only as of the date hereof. References and links to websites have been provided as a convenience and the information contained on such websites is not incorporated by reference into this press release.

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION (Unaudited)

	June 30 2023	December 31 2022
	In USD thousands
Assets
CURRENT ASSETS:
Cash and cash equivalents	4,051	5,295
Short Term Bank Deposits	5,217	5,000
Restricted short-term bank deposits	61	63
Other receivables and prepaid expenses	95	161
TOTAL CURRENT ASSETS	9,424	10,519

NON-CURRENT ASSETS:
Property and equipment, net	679	722
Right-of-use assets, net	131	166
Investments in a joint venture accounted for using the equity method	517	510
TOTAL NON-CURRENT ASSETS	1,327	1,398
TOTAL ASSETS	10,751	11,917

Liabilities and equity
CURRENT LIABILITIES:
Current maturities of long-term loans from related party	985	941
Current maturities of other long-term loan	65	32
Accounts payable and accruals:
Trade	40	75
Other	925	733
Current maturities of lease liabilities	91	78
TOTAL CURRENT LIABILITIES	2,106	1,859

NON-CURRENT LIABILITIES:
Other long-term loan	69	96
Lease liabilities, net of current maturities	39	88
TOTAL NON-CURRENT LIABILITIES	108	184

TOTAL LIABILITIES	2,214	2,043

EQUITY:
Common shares	98	98
Share premium	23,121	23,121
Foreign currency translation reserve	(2,539)	(2,061)
Accumulated deficit	(12,143)	(11,284)
TOTAL EQUITY	8,537	9,874
TOTAL LIABILITIES AND EQUITY	10,751	11,917

Eco Wave Power Global AB (publ)

CONDENSED CONSOLIDATED STATEMENTS OF LOSS (Unaudited)

	Six months ended
	June 30
	2023	2022
	In USD thousands
REVENUES	-	26
COST OF REVENUES	-	(22)
GROSS PROFIT	-	4
OPERATING EXPENSES
Research and development expenses	(323)	(635)
Sales and marketing expenses	(193)	(300)
General and administrative expenses	(854)	(1,186)
Other income	9	15
Share of net loss of a joint venture accounted for using the equity method	(10)	(10)
TOTAL OPERATING EXPENSES	(1,371)	(2,116)

OPERATING LOSS	(1,371)	(2,112)

Financial expenses	(26)	(31)
Financial income	538	712
FINANCIAL INCOME (EXPENSES) - NET	512	681

NET LOSS	(859)	(1,431)

ATTRIBUTABLE TO:
The Parent Company shareholders	(859)	(1,241)
	(859)	(1,241)

	In USD
LOSS PER COMMON SHARE – BASIC AND DILUTED	(0.02)	(0.03)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES USED IN CALCULATION OF LOSS PER COMMON SHARE	44,394,844	44,394,844